SNIPP APPLIES FOR EXTENSION OF WARRANTS

February 21, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. ("Snipp" or the "Company"), an international provider of promotions marketing, rebates and loyalty solutions listed on the TSX Venture Exchange ("TSX-V"), advises that it has applied to the TSX-V for an extension of the expiry date of the 6,188,688 warrants ("Vendor Warrants") that were issued to the shareholders of Consumer Impulse, Inc. in connection with Snipp's "qualifying transaction" in 2012.

Each Vendor Warrant is exercisable for one common share of Snipp at an exercise price of US$0.13 per share until March 1, 2017. Snipp is requesting that the expiry date of the Vendor Warrants be extended to March 1, 2018.

The extension of the expiry date of the Vendor Warrants is subject to the approval of the TSX-V, including Snipp meeting any conditions that may be required by the TSX-V. Snipp will advise the market of any updates on this matter as they develop.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.